SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     Secured Investment Resources Fund, L.P.
-------------------------------------------------------------------------------
                       (Name of Subject Company [Issuer])

                       Millenium Management, LLC (offeror)
-------------------------------------------------------------------------------
                                (Filing Persons)

                      Units of Limited Partnership Interest
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
Transaction Valuation: $32,000 (1)            Amount of Filing Fee: $6.40(2)
-------------------------------------------------------------------------------
(1) Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.
(2)  Already paid.

     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount previously paid:  Not Applicable        Filing party:  Not Applicable
   Form or registration no.:  Not Applicable      Date filed:  Not Applicable

     [ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates: [X] third-party tender offer subject to Rule 14d-1. [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No.1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Millenium Management, LLC ("Millenium" or the "Purchaser"), a California limited partnership, to purchase up to 8,000 units ("Units") of limited partnership interests in Secured Investment Resources Fund, L.P. (the Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").Schedule TO (the "Offer to


ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

     Item 3 of the Schedule TO is amended and restated in its entirety as follows.

     Reference is hereby made to the information set forth in the "Certain Information Concerning the Purchaser" and Schedule I of the Offer to Purchase concerning the executive officers ("Executive Officers") of Millenium and its manager, Everest Properties II, LLC ("EPII"), which is incorporated herein by reference.

     During the last five years, none of the Purchaser or, to the knowledge of the Purchaser, any of the Executive Officers, has been (i)convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii)a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.    TERMS OF THE TRANSACTION.

     The Offer, withdrawal rights and proration period will expire at 5:00 p.m., Los Angeles time, on Thursday, May 26, 2005, unless the Offer is extended.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 5 of the Schedule TO is amended and restated in its entirety as follows.

    (a)  None.

     (b) Reference is hereby made to the information set forth in "Background of the Offer" and "Certain Information Concerning the Purchaser - Prior
Acquisitions of Units and Prior Contacts" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.    PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Item 6 of the Schedule TO is amended and restated in its entirety as follows.

     (a), (c)(1)-(c)(7) Reference is hereby made to the information set forth in "Summary of the Offer," "Future Plans of the Purchaser" and "Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in the Offer to Purchase, the Purchaser does not have any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (c)(1) through (c)(7) of Item 1006 of Regulation M-A.

ITEM 11.   ADDITIONAL INFORMATION.

     Reference is hereby made to the entire text of the Letter to Unit Holders dated May 13, 2005, filed as Exhibit 12.6 hereto, which is incorporated herein by reference.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

         DETAILS OF THE OFFER

         5. Withdrawal Rights.

     The phrase "including extension by the Purchaser of the Expiration Date," is hereby deleted from the second sentence of the first paragraph of the section.

ITEM 12.   EXHIBITS.

         12.6     Letter to Unit Holders dated May 13, 2005.

         12.7     Press Release dated May 16, 2005.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2005


                                             MILLENIUM MANAGEMENT, LLC


                                             By: /S/ W. ROBERT KOHORST
                                                 ----------------------
                                                 W. Robert Kohorst
                                                 President